March 22, 2019
James O’Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Guggenheim Credit Income Fund 2019 (File Nos. 333-224023; 814-01091)
(the “Registrant”)
Dear Mr. O’Connor:
We are writing in response to your telephonic comments provided on March 18, 2019 with respect to the Post-Effective Amendment No. 1 to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Exchange Act of 1934, as amended, on February 4, 2019 on behalf of Guggenheim Credit Income Fund 2019 (the “Company”), a closed-end fund that has elected to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.
On behalf of the Registrant, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.
Comment 1.    Please revise the disclosure on the Registrant’s filing page to indicate that the Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
Response 1.    The Registrant believes that the current disclosure is accurate and respectfully declines the Staff’s comment.
Comment 2.    Please revise the disclosure under the Sources of Distribution table on page 3 as follows: “Paid-in capital (~~tax~~ return of capital)”.
Response 2.    The disclosure has been revised accordingly.

March 22, 2019 Page 2

Comment 3.    Please revise footnote 2 on page 3 under the Sources of Distribution table as follows:
Distributions in excess of net investment represent income result from certain expenses which are deductible over time, or not deductible, on a tax basis (i.e., organization and offering expenses). These tax-related adjustments create additional taxable income available for distribution for tax purposes.
Response 3.    This disclosure has been deleted as no portion of the distributions in 2018 was in excess of net investment income.
Comment 4.    Under the heading “Risk Factors - Our distributions may exceed our taxable earnings and profits, particularly during the period before we have substantially invested the net proceeds from our securities offering. Therefore, portions of the distributions that we pay may represent a return of capital to you, which will lower your tax basis in your Shares, which may cause you to experience increases in capital gains in subsequent sales of your Shares, and reduce the amount of funds we have for investment in portfolio companies” on page 12, please add the following language:
In the event that we encounter delays in locating suitable investment opportunities, we may pay our distributions from offering proceeds or from borrowings in anticipation of future cash flow, which may constitute a return of your capital net of sales load and fund expenses previously paid and will lower your tax basis in your Shares, which may cause you to experience increases in capital gains in subsequent sales of your Shares.
Response 4.    The disclosure has been revised accordingly.
Comment 5.    Under the heading “Risk Factors - Risks Related to our Business - A significant portion of our investment portfolio will be recorded as fair value as determined in good faith in accordance with procedures established by our Board of Trustees and, as a result, there is and will be uncertainty as to the value of our portfolio investment” on page 13, we note the following change was made:
Our Board of Trustees may utilize the services of independent third-party valuation firms to aid it in determining the fair value of any securities ~~and generally expects to do so with respect to Level 3 assets on a quarterly basis.~~
Please supplementally explain any changes in the Registrant’s use of third-party independent valuation firm to value its “Level 3” assets since the Registrant’s previous filing.

March 22, 2019 Page 3

Response 5.    The Registrant’s valuation procedures have not changed since the previous filing and the disclosure has been restored.
Comment 6.    Under the sub-heading “Subordinated Debt” in “Risk Factors - Our investments in portfolio companies may be risky and we could lose all or part of our investment” on page 16, please supplementally explain if the Registrant will invest in CLO subordinated tranches. If the Registrant intents to do so, please restore the following deleted language:
We may also invest, to a limited extent, in structured products, which may include CDOs, CLOs ~~(including the equity tranches thereof)~~, structured notes, and credit-linked notes.
Response 6.    The disclosure has been revised accordingly.
Comment 7.    Please update the assumptions which proceed the table illustrating the effects of leverage on return from an investment on page 23 with 2019 information.
Response 7.    The disclosure has been revised accordingly.
Comment 8.    Please revise “an securities exchange” to “a securities exchange” in the heading “Risk Factors - Our Shares will not be listed on an securities exchange and our shareholders have limited liquidity. In addition, the timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders, and to the extent our shareholders are able to sell their Shares under the share repurchase program, our shareholders may not be able to recover the amount of their investment in our Shares” on page 30.
Response 8.    The disclosure has been revised accordingly.
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Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz
Richard Horowitz